Exhibit 99.19

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

September 12, 2011

DGSE Companies, Inc.

11311 Reeder Road

Dallas, Texas 75229

NTR Metals, LLC, a Texas limited liability company (“NTR”), has entered into that certain Securities Purchase Agreement, dated September 12, 2011 (the “Purchase Agreement”), with DGSE Companies, Inc., a Nevada corporation (the “Company”), pursuant to which NTR will purchase four hundred thousand (400,000) shares of the common stock of the Company, par value $0.01 per share (the “Shares”), for a purchase price of five dollars ($5) per share, for an aggregate of two million dollars ($2,000,000) (the “Purchase Price”). In exchange for DGSE’s agreement to waive the requirement of Section 2.1 of the Purchase Agreement that NTR pay the Purchase price by wire transfer of immediately available funds, NTR hereby agrees to irrevocably waive and forgive an aggregate of two million dollars ($2,000,000) in debt resulting from transactions between the Company and NTR (the “Debt”) currently owed to NTR by the Company.

NTR hereby agrees that the Debt will be fully satisfied upon delivery by the Company of a countersigned copy of this letter. In returning a countersigned copy of this letter, DGSE hereby agrees that the forgiveness of the Debt shall constitute full payment of the Purchase Price and hereby waives the wire transfer provisions of Section 2.1 of the Purchase Agreement.

Very truly yours,

NTR Metals, LLC, a Texas limited liability company

By:	/s/ John R. Loftus

Name:	John R. Loftus
Title:	President

Accepted and agreed to:

Dated: September 12, 2011

DGSE Companies, Inc., a Nevada corporation

By:	/s/ Dr. L.S. Smith

Name:	Dr. L.S. Smith
Title:	Chief Executive Officer